Exhibit 99.7

Consent of Proposed Director

I, Steven Gillis, Ph.D., hereby consent to the following:

•	to serve as a director of Ruthigen, Inc. if the transactions contemplated by the Agreement and Plan of Merger, dated March 13, 2015, by and among Pulmatrix Inc., Ruthigen, Inc. and Ruthigen Merger Corp. are consummated, including the merger of Pulmatrix Inc. with and into Ruthigen Merger Corp., with Pulmatrix Inc. continuing as the surviving corporation (the “Merger”);

•	to be named as a proposed director of Ruthigen, Inc. in the Registration Statement on Form S-4, including the joint proxy and consent solicitation statement/prospectus, to be filed by Ruthigen, Inc. in connection with the Merger, and in any and all amendments and supplements thereto (collectively, the “Registration Statement”); and

•	to the filing of this consent as an exhibit to the Registration Statement.

/s/ Steven Gillis, Ph.D.	March 22, 2015
Steven Gillis, Ph.D.	Date